Interim financial report
for the Nine Months
ended September 30, 2007

Copernic Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Copernic Inc.’s (the “Company”) unaudited interim consolidated financial statements and accompanying notes for the three month period ended September 30, 2007 (“Q3”) and the annual audited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis included in the 2006 Annual Report. The interim consolidated financial statements and Management’s Discussion and Analysis have been reviewed by the Company’s Audit Committee and approved by the Board of Directors.

The Company’s interim consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 15 to its interim consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated November 8, 2007.

The Company’s functional currency is the U.S. dollar. All amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Business Overview

Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® software search engine product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors' Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 software search engine as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

The revenue models of the Company are based on:

Pay-Per-Click search listing placement - advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Copernic Media Solutions™ Publisher Network.

Graphic Ad Units - priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Copernic Media Solutions™ Publisher Network.

Copernic Media Solutions™ Publisher Network has over 82 active publishers (combined search and graphic ad publishers).

Copernic Agent® and Copernic Desktop Search® users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search® licensing to ISPs, portals and e-commerce site generates license, maintenance and customization revenues.

Copernic Agent® Personal Pro, Copernic Summarizer® and Copernic Tracker® software are sold from our e-commerce store.

Search advertising

Approximately 90% of our revenues come from our search based business. The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s Web site will be listed in a premium position in the search results, identified as a sponsored result. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated online marketing initiatives). The Company then distributes these search advertisements onto its search publisher network which consists of its own search properties (Mamma.com, "The Mother of All Search Engines®," and Copernic Agent®) and third party search properties of approximately 70 partners. Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property. Higher margins are obtained through our own properties as there are no payout costs associated with these revenues.

Graphic advertising

Approximately 1% of our revenues were generated from our ad network business. The revenue model in this sector is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and targeting them through our network of publishers. Campaigns can be targeted in several ways: geo-targeting (by region), or by site category (e.g.: travel, entertainment, finance). The publisher network consists of 12 active small to medium sized Web sites that subscribe to our service through an online or direct representation contract and give us access to their advertising inventory. The Company recruits publishers through a direct sales force and through online initiatives. Publishers receive payouts of a percentage of revenues generated from campaigns published on their Web sites.

Software licensing

Approximately 5% of our revenues came from software licensing. The business model is based on selling licenses of Copernic Desktop Search® to ISPs and portals as well as Copernic Agent® Personal/Pro, Copernic Summarizer® and Copernic Tracker® through our e-commerce store.

Customized development and maintenance support

Approximately 4% of our revenues were as a result of customized development and maintenance support. The business model is based on billing for our technical team’s software customization and maintenance support.

Recent Events

Closure of SEC investigation

The United States Securities and Exchange Commission (“SEC”) has informed the Company by letter dated September 19, 2007 that it has completed its investigation of the Company concerning certain trading in the shares of the Company in 2004, and that the SEC does not intend to recommend enforcement action against the Company.

Granting, exercising and cancellation of stock options

On January 23, 2007, the Company granted to officers and employees 70,500 and 21,803 stock options, respectively, at an exercise price of $5.15 expiring in five years.

On February 26, 2007, 10,000 stock options were granted to a new employee, at an exercise price of $4.99 expiring in five years.

On March 29, 2007, the Company granted 2,632 stock options to an employee at an exercise price of $4.75 expiring in five years.

On April 30, 2007, the Company granted 40,000 stock options to a new employee at an exercise price of $5.07 expiring in five years.

On June 8, 2007, the Company granted 60,000 stock options to directors at an exercise price of $4.24 expiring in five years.

On September 18, 2007, the Company granted 652,000 stock options to officers and employees at an exercise price of $1.74 expiring in five years.

On September 21, 2007, the Company granted 50,000 stock options to two new board members at an exercise price of $1.67 expiring in five years.

As at September 30, 2007, 296,667 stock options were exercised with exercising prices ranging between $1.53 to $2.57 and 59,037 stock options were cancelled.

New Accounting Policies

In the first quarter, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; and Section 3865, Hedges. These new accounting standards establish standards for recognizing and measuring financial instruments, namely financial assets, financial liabilities and derivatives. Certain changes in the value of these financial instruments are presented under Comprehensive Income in the Consolidated Statements of Shareholders’ Equity. The application of these new standards had a negligible effect on the Company’s financial statements and financial position. The Company refers the reader to notes 2 and 3 to the Consolidated Interim Financial Statements for the third quarter, ended September 30, 2007, for further details regarding the adoption of these standards.

Recently Published Accounting Changes

Convertible and other debt instruments with embedded derivatives (“EIC-164”)

EIC-164 addresses the situation where a company issues a debt instrument that is convertible at any time at the holder’s option into a fixed number of common shares. Upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The instrument may also permit the issuer to redeem the instrument prior to maturity, and/or permit the holder to force the issuer to redeem the instrument prior to maturity. This Abstract provides guidance on various issues related to such debt instruments.

The accounting treatment in this Abstract should be applied retrospectively to financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after June 30, 2007. The adoption of this Abstract had no impact on the financial statements.

Accounting by an investor upon a loss of significant influence (“EIC-165”)

Issued in April 2007, EIC-165 addresses the situation of how an investor that loses significant influence in an investee should account for the amount the investor has in its accumulated other comprehensive income (OCI) for its proportionate share of the investee’s equity adjustment for OCI. The amount recorded by the investor in accumulated OCI for the investor’s proportionate share of an investee’s equity adjustments for OCI should be deducted from or added to the carrying value of the investment at the time significant influence is lost. To the extent that the adjustment results in a carrying value of the investment that is less than zero, an investor should reduce the carrying value of the investment to zero and record the remaining balance in net income.

The accounting treatment in this Abstract should be applied retrospectively, with restatement of prior periods, to all financial statements for interim and annual reporting periods ending June 30, 2007. The adoption of this Abstract had no impact of the Company’s financial statements.

Future accounting changes:

CICA Section 1535 - Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535 - Capital Disclosures. The new accounting standard requires disclosure of information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements. This Handbook Section is effective for interim and annual periods beginning on or after October 1, 2007. The Company is currently evaluating the impact of adopting this new Section.

CICA Section 3862 - Financial Instruments - Disclosures
CICA Section 3863 - Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Section 3862 and 3863 that provide additional guidance regarding disclosure of the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. These Handbook Sections are also effective for interim and annual periods beginning on or after October 1, 2007. The Company is currently evaluating the impact of adopting these new Sections.

Accounting policy choice for transaction costs (“EIC-166”)

Issued in June 2007, EIC-166 addresses whether the entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than held for trading. This Abstract mentions that the same accounting policy choice should be made for all similar financial instruments classified as other than held for trading but that a different accounting policy choice might be made for financial instruments that are not similar. This accounting treatment should be applied retrospectively to transaction costs accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after September 30, 2007. The adoption of this Abstract will not have a significant impact of the Company’s financial statements.

Revenues

Revenues for the three-month period ended September 30, 2007 totalled $1,866,606 compared to $1,891,068 for the same period in 2006, a decrease of $24,462 or 1%. For the nine-month period ended September 30, 2007 revenues amounted $6,462,056 compared to $6,029,981 for the same period last year, an increase of $432,075 or 7%. The variance is mainly explained by the increase in search advertising revenues.

Search advertising revenues in Q3 2007 went from $1,557,298 in Q3 2006 to $1,558,961 in Q3 2007, an increase of $1,663. Revenues from search advertising totalled $5,815,255 for the period of nine months ended September 30, 2007, compared to $4,694,097 for the same period last year, an increase of $1,121,158 or 24%. The increase is explained by expanded distribution and new clients during the first two quarters in 2007.

Graphic advertising totalled $14,894 for the three-month period ended September 30, 2007 compared to $149,419 for the same period last year, a decrease of $134,525 or 90%. For the nine-month period ended September 30, 2007, graphic advertising revenues decreased to $93,287 from $695,470 in 2006, a decrease of $602,183 or 87%. The decrease is due to the decline in pop-up campaigns and a decrease in demand for all other graphic ad units.

Software licensing stood at $206,268 in Q3 2007 compared to $59,379 in Q3 2006, an increase of $146,889 or 247%. For the nine-month period ended September 30, 2007, software licensing revenues amounted $329,512 compared to $256,306 for the same period last year, an increase of $73,206 or 29%. The increase is explained by the sale of two CDS licenses in Q3 2007.

Customized development and maintenance support revenues generated $86,483 in Q3 2007 compared to $124,972 for the same period last year, a decrease of $38,489 or 31%. For the period of nine months ended September 30, 2007, customized development and maintenance support revenues amounted $224,002 compared to $384,108 for the same period last year, a decrease of $160,106 or 42%. The decrease is explained by maintenance support contracts that were not renewed in 2007.

For the nine-month period ended September 30, 2007, the Company had two major customers from which 10% or more of total revenues were derived. Revenues from these customers represented 35% of the Company’s revenues as compared to 33% for the same period last year. There can be no assurance that the Company will be able to retain these customers in the future.

Cost of revenues

Cost of revenues is comprised of partners’ payouts and bandwidth costs to deliver our services. In Q3 2007, cost of revenues represented $551,032 or 35% over search and graphic advertising revenues, compared to $530,729 or 31% over search and graphic advertising revenues for the same period in 2006. For the nine-month period ended September 30, 2007, cost of revenues stood at $2,092,647 or 35% over search and graphic advertising revenues, compared to $1,785,181 or 33% over search and graphic advertising revenues for the same period in 2006.

In Q3 2007, search payouts totalled $458,332 compared to $451,603 for the same period last year and both represented 29% over search revenues. For the nine-month period ended September 30, 2007, search payout stood at $1,815,025 compared to $1,267,888 in 2006 and represented, respectively, 31% and 27% over search revenues. The increase in percentage in 2007 is explained by a higher payouts to partners which deliver better quality traffic for the first six months of the current year.

In Q3 2007, graphic payouts stood at $6,872 compared to negative payout cost of $25,619 for the same period in 2006. The negative payout cost in Q3 2006 is explained by reversals of old graphic payable payouts of $101,395. For the nine-month period ended September 30, 2007, graphic payouts totalled $13,817 compared to $209,875 for the same period last year. Excluding the cumulative reversals of $33,452 in 2007 and $144,671 in 2006 the percentage of payout cost over graphic revenues in 2007 and 2006 would both have been 51%.

For the three-month period ended September 30, 2007, the bandwidth costs decreased by $18,917 or 18% to $85,828 from $104,745 for the same period last year. For the nine-month period ended September 30, 2007 the bandwidth costs stood at $263,805 compared $307,418 in 2006, a decrease of $43,613 or 14%. These reductions were due to lower traffic.

Marketing, sales and services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

In Q3 2007, marketing, sales and services expenses increased to $447,089 from $430,849 in Q3 2006, an increase of $16,240.

For the period of nine months ended September 30, 2007 marketing, sales and services expenses stood at $1,417,291 from $1,347,760, an increase of $69,531. The variance for the nine-month period reflected an increase in compensation costs, such as salaries, bonus, commissions, fringe benefits and options expenses, of $197,000, an increase in recruiting fees and professional services of $97,000 and $64,000 respectively. The increase was offset by a decrease in bad debt, publicity and promotion and purchase of algorithmic contents of respectively of $104,000, $118,000 and $107,000.

General and administration

General and administrative expenses in Q3 2007 totalled $970,195 as compared to $892,428 for the same period last year, an increase of $77,767 or 9%. For the nine-month period ended September 30, 2007, general and administrative expenses amounted to $3,670,863 from $2,967,084 for the same period in 2006 an increase of $703,779.

In Q3 2007, legal fees related to additional tasks and rent increased respectively by $97,000 and $79,000. The Company negotiated a lease termination, which was entirely accounted for in Q3 2007, for half of its head office space. The increases were offset by a decrease in salaries and stock based compensation of $138,000 due to lower headcount and the departure of the former CEO in Q1 2007.

For the nine-month period ended September 30, 2007, the increase is mainly explained by the termination costs of $695,000 related to the departure of the former President and CEO of the Company.

Product development and technical support

Product development and technical support expenses amounted to $553,321 in Q3 2007, compared to $615,926 for the same period last year, a decrease of $62,605 or 10%. For the nine-month period ended September 30, 2007, product and technical support expenses totalled $1,764,580 compared to $1,924,527 a decrease of $159,947 or 8%.

In Q3 2007, the decrease is mainly explained by a decrease in bonus and fringe benefits of $85,000 due to reduced personnel offset by a decrease of R&D tax credits of $19,000.

For the nine-month period ended September 30, 2007, the decrease is explained by a reduction in salaries and fringe benefits of $260,000 due to a reorganization of our R&D team offset by a reduction of R&D tax credits of $76,000.

Amortization of property and equipment

Amortization of property and equipment totalled $65,655 in Q3 2007, compared to $45,198 for the same period last year. For the nine-month period ended September 30, 2007, amortization of property and equipment went from $129,224 in 2006 to $183,289 in 2007. The increase is explained by acquisitions of equipment and the change in the amortization rates, from 30% in 2006 to 50% in 2007 and from 20% to 33% for computer equipment and for furniture respectively.

Amortization of intangible assets

Amortization of intangible assets decreased to $495,531 in Q3 2007, compared to $528,538 for the same period last year. For the nine-month period ended September 30, 2007, amortization of intangible assets totalled $1,479,902 compared to $1,579,095 for the same period last year. The decrease is explained by the write-down of intangible assets in Q3 2006.

Interest and other income

Interest income and other income decreased to $89,848 in Q3 2007 from $116,853 in Q3 2006. For the nine-month period ended September 30, 2007, interest income and other income totalled $327,105 compared to $312,972 in 2006. The increase for the nine-month period ended September 30, 2007 reflects a settlement of $35,000 recorded and received for a breach of contract by a client in Q1 2007 offset by lower interest income of $21,000.

Loss on foreign exchange

Loss on foreign exchange totalled $1,741 for Q3 2007, compared to a gain of $1,633 for the same period of 2006. For the period of nine months ended September 30, 2007, loss of foreign exchange decreased to $73,907 from $133,595 in 2006.

Write-downs, settlement and other costs

In Q3 2006 the Company recorded class action settlement and closure costs of $700,000, write-downs of property and equipment and intangible assets related to graphic advertising for a total of $413,238 and a write-down of LTRIM investment of $570,000.

Income taxes

The recovery of future income taxes relates to the amortization of intangible assets which does not have the same asset base for accounting and tax purposes. Recovery of future income taxes totalled $153,530 in Q3 2007, compared to $159,274 for the same period last year. For the nine-month period ended September 30, 2007, recovery of future income taxes amounted to $453,527 compared to $477,821 for the same period last year. The decrease of the future income taxes recovery is explained by the decrease in the tax rate for 2007.

Loss from continuing operations and loss per share from continuing operations

The Company reported a loss from continuing operations of $974,716 ($0.07 per share) in Q3 2007, compared to a loss of $2,553,202 ($0.18 per share) for the same period last year. For the nine-month period ended September 30, 2007, loss from continuing operations amounted to $3,440,745 ($0.24 per share) compared to $4,724,054 ($0.33 per share) in 2006.

Results of discontinued operations and loss per share from discontinued operations

Results from discontinued operations for Digital Arrow, for the quarter and nine-month period is nil compared to contribution to earnings of $4,928 and $34,500 respectively for the same periods last year.

Net loss and net loss per share

Net loss for the three and nine-month periods ended September 30, 2007 totalled $974,716 ($0.07 per share) and $3,440,745 ($0.24 per share), compared to a net loss of $2,548,724 ($0.18 per share) and $4,689,554 ($0.33 per share) for the same periods last year.

Selected quarterly information
(unaudited) (in thousands of U.S. dollars, except per share data)

	For the nine months ended September 30,		For the three months ended September 30,
	2007	2006	2007	2006
	$	$	$	$
Revenues	6,462	6,030	1,867	1,891
Loss from continuing operations	(3,441)	(4,724)	(975)	(2,553)
Results of discontinued operations, net of income taxes	-	34	-	5
Net loss for the period	(3,441)	(4,690)	(975)	(2,548)

Loss per share from continuing operations
Basic and diluted	(0.24)	(0.33)	(0.07)	(0.18)
Loss per share
Basic and diluted	(0.24)	(0.33)	(0.07)	(0.18)

Total assets	30,202	33,326	30,202	33,326

Selected Quarterly Information
(unaudited) (in thousands of U.S. dollars, except per share data)

	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005
	$	$	$	$	$	$	$	$
Revenues	1,867	1,953	2,642	3,566	1,891	1,929	2,210	1,638
Earnings (loss) from continuing operations	(975)	(1,085)	(1,381)	365	(2,553)	(1,270)	(901)	(740)
Results of discontinued operations, net of income taxes	-	-	-	55	5	4	26	(23)
Net earnings (loss) for the period	(975)	(1,085)	(1,381)	420	(2,548)	(1,266)	(875)	(763)
Earnings (loss) per share from continuing operations
Basic and diluted	(0.07)	(0.07)	(0.10)	0.03	(0.18)	(0.09)	(0.06)	(0.06)
Net earnings (loss) per share
Basic and diluted	(0.07)	(0.07)	(0.10)	0.03	(0.18)	(0.09)	(0.06)	(0.06)

Concentration of credit risk with customers

As at September 30, 2007, three customers represented 43% of net trade accounts receivable, compared to 71% from four customers for the same period last year, resulting in a significant concentration of credit risk. Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers have paid their accounts receivable as per their commercial agreements. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless, we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.

Liquidity and capital resources

Operating activities

As at September 30, 2007, the Company had $7,667,091 of liquidities and working capital of $7,227,233 compared to $7,971,459 and $8,533,546, respectively, as at December 31, 2006.

In Q3 2007, operating activities from continuing operations used cash totalling $160,025, compared to generating cash of $68,597 for the same period in 2006.

For the nine-month period ended September 30, 2007, operating activities from continuing operations used cash totalling $769,354 compared to $312,872 for the same period last year.

Investing activities

In Q3 2007, investing activities from continuing operations generated cash totalling $1,507,581 mainly explained by the decrease in temporary investments. The cash used in Q3 2006 of $3,002,116 was mainly explained by the increase in temporary investment.

For the nine-month period ended September 30, 2007 and 2006, investing activities generated cash from continuing operations of $5,380,570 compared to $1,265,755 due to reductions of temporary investments of $5,591,842 and $978,991 for these periods respectively.

Financing activities

For the three and nine-month periods ended September 30, 2007, financing activities provided cash totalling nil and $676,258 respectively from issuance of capital stock upon exercise of options compared to nil in 2006.

The Company considers that the cash, cash equivalents will be sufficient to meet normal operating requirements until Q3 of 2008. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

Segmented Information

As established by Management, the Company’s operations and business model are based on the following two segments:

•	Search / Media

•	This segment includes the following metasearch and vertical search engines:

•	Mamma.com is a metasearch engine on the Web that simultaneously searches a variety of engines, directories and deep content sites.

•	MammaHealth.com focuses on deep web search exclusively focused on relevant health information by using advanced metasearch technology to crawl only authoritative, hand picked health sources.

•	MammaVideos.com searches and finds broadband videos of a wide range of topics, including TV shows, movies, music, and news from providers across the Web.

•
MammaJobs.com aggregates job listings from a myriad of sources, including job boards, newspapers and associations, and uses a relevancy algorithm to provide users with the most relevant job listings for their geographic location.

•	This segment also includes the following online marketing solutions, provided through our media network that consists of publishers in the combined search and graphic ad categories:

•	Pay-per-click advertising - Advertisers bid or pay a fixed price for position on search listing advertisements on our own properties as well as within the Copernic Media Solutions™ Publisher Network.

•	Graphic ad network - Allows advertisers to pay a CPM price for graphic ads to be distributed though the Copernic Media Solutions™ Publisher Network.

•	XML search feeds - Copernic Media Solutions™ provides third party’s content, whether commercial or non-commercial search result listings.

•	Software

•	This segment includes various sophisticated technology such as:

•
 Copernic Desktop Search® - Software that allows to find files and emails with the power of a search engine right on a desktop. With the Company’s new mobile plug-in, PC files can be accessed by mobile devices.

•	Copernic Agent® - An Internet search and tracking tool software.

•	Copernic Tracker® - A software that keeps users up to date with what is new on the Web.

•	Copernic Summarizer® - Creates concise document summaries of any file or Web page to save users time spent reading, without missing any important information.

Search / Media Segment

Revenues for the three-month period ended September 30, 2007 totalled $1,573,855 compared to $1,706,717 for the same period in 2006.

Segmented operating income before unallocated expenses was $479,453 in Q3 2007 compared to $107,476 for the same period in 2006. The variance was mainly due to reduced revenues for the current period and write-downs of property and equipment and intangible assets of $413,238 in Q3 2006.

Revenues for the nine-month period ended September 30, 2007 totalled $5,908,542 compared to $5,389,567 for the same period in 2006.

Segmented operating income before unallocated expenses was $2,149,528 for the nine-month period ended September 30, 2007 compared to $992,603 for the same period in 2006. This improvement was mainly due to increase in search revenues and reduced expenses in marketing, sales, services and product development, technical support due to rationalization of this segment. In Q3 2006, the Company recorded write-downs of property and equipment and intangible assets of $413,238.

Software Segment

Revenues for the three-month period ended September 30, 2007 totalled $292,751 compared to $184,351 for the same period in 2006.

Segmented operating loss before unallocated expenses was $725,475 in Q3 2007 compared to $780,886 for the same period in 2006. The variance was due to improved revenues of approximately $108,000 and increased marketing, sales and services by approximately $74,000 to promote our services to the US market by hiring new US representatives.

Revenues for the nine-month period ended September 30, 2007 totalled $553,514 compared to $640,414 for the same period in 2006.

Segmented operating loss before unallocated expenses was $2,625,181 for the nine-month period ended September 30, 2007 compared to $2,141,646 for the same period in 2006. The variance was due to reduced revenues of approximately $87,000 and increased marketing, sales and services expenses by approximately $360,000 to promote our services to the US market by hiring two new US representatives.

Dividend policy

The Company has never paid dividends on any class of its Common Stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that, for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Commitments

a)	Lease commitments

The Company is committed under operating lease agreements and other commitments. Future minimum payments under these leases as of September 30, 2007 are as follows:

Years	$
2007	258,000
2008	573,000
2009	165,000
2010	54,000
2011	33,000
Thereafter	22,000

b)	Other commitments

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, and officers and former directors, officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

On June 7, 2007, the Company retained ThomasLloyd Capital LLC (“ThomasLloyd Capital”) as its financial and investment banking advisor.  In consideration for these services, the Company has committed to pay ThomasLloyd Capital a monthly fee of $5,000 for seven months beginning June 1, 2007, plus a success fee of the greater of $1,000,000 (but in no event shall such amount exceed 3% of the transaction value) or 2% of the transaction value but in no event to exceed $2,000,000 (less any amounts previously paid as monthly fees) plus an additional fee of $200,000, credited against the above fees payable upon delivery of a fairness opinion.

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting estimates, which are discussed further below. Management has reviewed its critical estimates with its Board of Directors.

Use of estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs, valuation of investments, determination of the fair value of the intangible assets on Copernic Technologies Inc. acquisition, determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants. Each of these critical accounting policies is described in more detail below.

Allowance for doubtful accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be adversely impacted.

We also record a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data we use to calculate these estimates does not properly reflect future uncollectible revenues, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

For this item, actual results could differ from those estimates.

Recovery of future income taxes

We use significant judgment in determining our consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although we believe our estimates are reasonable, we cannot be certain that the final tax outcome of these matters will not be different than that which is reflected in our financial statements. Such differences could have a material effect on our future income taxes in the period in which such determination is made.

For this item, actual results could differ from those estimates.

Goodwill and annual goodwill impairment test

Goodwill is evaluated for impairment annually in the fourth quarter of the year, or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company's reporting unit to which goodwill relates exceeds its estimated fair value, the goodwill related to that reporting unit is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management assesses goodwill for impairment using estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Useful lives and impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management assesses long-lived assets for impairment using estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Stock-based compensation costs

In determining the fair value of stock options and warrants issued to employees and service providers, using the Black-Scholes option pricing model, the Company must make estimates of the forfeiture rate, the period in which the holders of the options and warrants will exercise the options and warrants and the volatility of the Company’s stock over that same period. Different estimates would result in different amounts of compensation being recorded in the financial statements.

Valuation of investments

The Company holds interests in various companies. Management records an investment impairment charge when it believes an investment has experienced a decline in value that is judged to be other than temporary. Management monitors its investments for impairment by considering current factors including economic environment, market conditions and operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary. The fair value for privately held securities is estimated using the best available information as of the valuation date, including the quoted market prices of comparable public companies, recent financing rounds of the investee and other investee-specific information.

For this item, actual results could differ from those estimates.

Determination of the fair value of the intangible assets on Copernic Technologies Inc. acquisition

The acquisition of Copernic Technologies Inc. made on December 22, 2005 resulted in the recognition of intangible assets totalling $7,900,000 and goodwill of $15,408,721. In 2006, two items reduced the goodwill to $14,571,534. The determination of the fair value of the acquired intangible assets and goodwill requires management to estimate the discount rate to be used in the calculations, the amounts and timing of estimated future net cash flows, royalty rate, tax rate, weighted average cost of capital, residual growth rate, general economic and industry conditions. If different estimates had been used, the purchase price allocation might have been materially different and could cause the amortization expense for the current and future years to be significantly different.

Determination of the fair value of the warrants issued on the private placement and the resulting impact on the allocation of the proceeds between the shares and warrants

The amounts allocated to the shares and warrants totalled $13,158,329 and $3,441,652, respectively, for the private placement closed as at June 30, 2004. These amounts have been allocated based upon the relative fair values of the shares and warrants at the date they were issued. The estimated fair value of the warrants has been determined using the Black-Scholes pricing model using Management’s best estimates of the volatility and the expected life of the warrants.

Off balance sheet arrangements

As at September 30, 2007, the Company has no off-balance sheet arrangements.

Financial instruments

As at September 30, 2007, the Company has no derivative financial instruments.

Related party transactions

The Company entered into a consulting agreement with a company owned by a current director pursuant to which he provides services to the Company as an Executive Chairman. These transactions are in the normal course of operations and are measured at the exchange amount which represents the amount of consideration established and agreed to by the related parties.

	For the nine months ended		For the three months ended
Services rendered	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	$	$	$	$
Company owned by a current director	80,937	114,746	30,790	25,698

Amount payable as at:	September 30, 2007	September 30, 2006
	$	$
Company owned by a current director	12,314	9,080

Capital stock information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding shares as at October 26, 2007	Book value as at September 30, 2007 under Canadian GAAP	Book value as at September 30, 2007 under US GAAP
14,637,531	$96,556,485	$113,326,055

As at October 26, 2007, the Company had 646,392 warrants and 1,228,378 stock options outstanding.

Period-to-period comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Risks and uncertainties

While Copernic Inc.’s Management has confidence in the Company’s long-term performance prospects, the following factors, among others, should be considered in evaluating its future results of operations.

Our revenues depend to a high degree on our relationship with two customers, the loss of which would adversely affect our business and results of operations.

For the nine-month period ended September 30, 2007, approximately 21% and 14% respectively of our revenues were derived from agreements with our two largest customers. Revenues from these customers represented 21%, and 12% of our revenues for the same period last year. In addition, as at September 30, 2007, these customers comprise approximately 32% of net trade accounts receivable as compared to 50% for the corresponding period of the previous year. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying their payables to Copernic Inc. in accordance with the terms of their agreements with the Company, there can be no assurance that they will continue to do so or that they will continue to do so at the volume of business they have done historically. Our loss of these customers’ business would adversely affect our business and results of operations.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our Web sites.

•	Our ability to monetize (or generate revenue from) traffic on our Web sites and our network of advertisers’ Web sites.

•	Our ability to attract advertisers.

•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.

•	Our focus on long term goals over short term results.

•	The results of any investments in risky projects.

•	Payments that may be made in connection with the resolution of litigation matters.

•	General economic conditions and those economic conditions specific to the Internet and Internet advertising.

•	Our ability to keep our Web sites operational at a reasonable cost and without service interruptions.

•	Geopolitical events such as war, threat of war or terrorist actions.

•	Our ability to generate CDS revenues through licensing and revenue share.

Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. Also, user traffic tends to be seasonal.

On July 16, 2007, the Company announced that the Court had approved the settlement of a securities class action filed against it; however, there remains two shareholders who retain the right to maintain a separate action against the Company by having excluded themselves from the settlement, and if either shareholder decides to maintain a separate action, a finding of liability in any such action could result in damages and weaken the Company’s financial condition and results of operations.

On February 22, 2005, a securities class action lawsuit was filed against the Company and certain of the Company’s officers and directors. The plaintiffs alleged, among other things, violations of the Exchange Act for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock. Following a hearing held on July 9, 2007, the Court approved a settlement resolving all claims asserted in the lawsuit against the Company and the individual defendants; however three shareholders excluded themselves from the settlement so as to preserve their right to maintain separate actions should they elect to do so. During the third quarter of 2007, the largest of these three shareholders released the Company and the individual defendants.  If these two remaining shareholders decide to maintain separate actions against the Company, a finding of liability in any such lawsuits could result in damages and weaken the Company’s financial condition and results of operations.

We rely on our Web site partners for a significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these Web site partners could prevent us from receiving the benefits we receive from our association with them, which could adversely affect our business.

We provide advertising, Web search and other services to members of our partner Web sites. We expect the percentage of our revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our Web site partners decide to use a competitor’s or their own Web search or advertising services, our revenues would decline.

We face significant competition from Microsoft, Yahoo!, Google and Ask.com.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the Web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo!, Google and Ask.com. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us. Yahoo has become an increasingly significant competitor, having acquired Overture Services, which offers Internet advertising solutions that compete with our advertising programs.

Microsoft, Yahoo!, Google and Ask.com have more employees and cash resources than we do. These companies also have longer histories operating search engines and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and Web sites. Microsoft and Yahoo! also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo, Google or Ask.com are successful in providing similar or better Web search results compared to ours or leverage their platforms to make their Web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in user traffic could negatively affect our net revenues.

We face competition from other Internet companies, including Web search providers, Internet advertising companies and destination Web sites that may also bundle their services with Internet access.

In addition to Microsoft, Yahoo!, Google and Ask.com, we face competition from other Web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their Web sites to search for information about products and services.

We also compete with destination Web sites that seek to increase their search-related traffic. These destination Web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic and advertising, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

Some of our operating margins declined in 2006 and for the nine-month period ended September 30, 2007, and we anticipate continued downward pressure on our operating margins in the future.

We believe our operating margin may decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our revenues generated from our partner Web sites. The margin on revenues we generate from our partner Web sites is generally significantly less than the margin on revenues we generate from advertising on our Web sites. Additionally, the margin we earn on revenues generated from our partner Web sites could decrease in the future if our partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in Web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our Web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and Web site partners. Our operating results would also suffer if our innovations were not responsive to the needs of our users, advertisers and Web site partners are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

Our business depends on strong brands, and if we are not able to maintain and enhance our brands, our ability to expand our base of users and advertisers will be impaired and our business and operating results will be harmed.

We believe that the brand identities that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brands are critical to expanding our base of users and advertisers. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the Mamma® and Copernic® brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

New technologies could block our ads, which would harm our business.

Technologies may be developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on Web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

We generate all of our revenue from advertising and software licensing, and the reduction of spending by or loss of customers could seriously harm our business.

We generated a significant portion of our revenues for the nine-month period ended September 30, 2007 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business. The Company has on-going efforts to maintain a high quality network of publishers in order to offer advertisers high quality users that will provide for a satisfactory ROI. Therefore, from time to time we cease sending advertisements to what we determine are low quality publishers. This can reduce our revenues in the short term in order to create advertiser retention in the long term. For the third quarter in 2007, we also generated revenues from licensing software. Our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Our operating results may be subject to fluctuations.

Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. During the nine-month period ended September 30, 2007, the closing per share price of our Common Shares has varied from $1.45 to $5.90. During that same period, the daily trading volume of our Common Shares has varied between 19,600 and 19,536,400 with an average daily trading of 1,506,410 Common Shares. Future market conditions may adversely affect the market price and trading volume of our Common Shares. Furthermore, should the market price of our Common Shares drop below the $1.00 per share minimum bid price requirement, our Common Shares risk being delisted from the NASDAQ Stock Exchange®, which would have an adverse effect on our business and liquidity of our Common Shares. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our Common Shares and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert resources and attention. In addition, many of our agreements with our advertisers require us to indemnify certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our services to others and may require that we procure substitute services for these members.

With respect to any intellectual property rights claim, we may have to pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example, we understand that Overture Services, Inc. purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google have asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement. While it is our understanding that the lawsuits against MIVA and Google have been settled, there is no guarantee Overture will not pursue its alleged patent rights against other companies.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003 and for the years ended December 31, 2005, 2006 and for the nine-month period ended September 30, 2007. Working capital may be inadequate.

During the years ended December 31, 1999 through to December 31, 2003 and for the years ended December 31, 2005, 2006 and for the nine-month period ended September 30, 2007, we have reported net losses and net losses per share. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that cash and cash equivalents as at September 30, 2007 will be sufficient to meet normal operating requirements throughout Q3 2008. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $15.4M as at September 30, 2007 may be written-down in the future which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amounts to approximately $5.4M as at September 30, 2007 may be written-down in the future.

Investment in LTRIM Technologies Inc. may be written-down in the future.

We have an investment in LTRIM Technologies Inc. (“LTRIM”). LTRIM is a corporation which has started its commercialization phase and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this investment. Consequently, our investment in LTRIM, which has been written-down to $150,000, may be written-down again in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct online Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our Common Shares may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Our long-term success may be materially adversely affected if the market for E-commerce does not grow or grows slower than expected.

Because many of our customers’ advertisements encourage online purchasing and/or Internet use, our long-term success may depend in part on the growth and market acceptance of e-commerce. Our business will be adversely affected if the market for e-commerce does not continue to grow or grows slower than expected. A number of factors outside of our control could hinder the future growth of e-commerce, including the following:

•	the network infrastructure necessary for substantial growth in Internet usage may not develop adequately or our performance and reliability may decline;

•	insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response times on the Internet;

•	negative publicity and consumer concern surrounding the security of e-commerce could impede our growth; and

•	financial instability of e-commerce customers.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure that the measures in place are adequate to prevent security breaches.

System failures could significantly disrupt our operations, which could cause us to lose customers or advertising inventory.

Our success depends on the continuing and uninterrupted performance of our systems. Sustained or repeated system failures that interrupt our ability to provide services to customers, including failures affecting our ability to deliver advertisements quickly and accurately and to process visitors' responses to advertisements, would reduce significantly the attractiveness of our solutions to advertisers and Web publishers. Our business, results of operations and financial condition could also be materially and adversely affected by any systems damage or failure that impacts data integrity or interrupts or delays our operations. Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, power outages, malicious or accidental human acts, and natural disasters. We lease data center space in Montreal, and Quebec City, Canada; Sacramento, California; Newark, New Jersey; and Sterling, Virginia. Therefore, any of the above factors affecting any of these areas could substantially harm our business. Moreover, despite network security measures, our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems in part because we cannot control the maintenance and operation of our third-party data centers. Our data centers and systems incorporate varying degrees of redundancy. Despite the precautions taken, unanticipated problems affecting our systems could cause interruptions in the delivery of our solutions in the future and our ability to provide a record of past transactions. Any failures in our systems may negatively affect our net results.

We may experience capacity constraints that could reduce our revenue.

Our future success depends in part on the efficient performance of our software and technologies, as well as the efficient performance of the systems of third-parties. As the numbers of Web pages and Internet users increase, our services and infrastructure may not be able to grow to meet the demand. A sudden and unexpected increase in the volume of advertising delivered through our servers or in click rates could strain the capacity of the software or hardware that we have deployed. Any capacity constraints we experience could lead to slower response times or system failures and adversely affect the availability of advertisements, the number of advertising views delivered and the level of user responses received, which would reduce our revenue. To the extent that we do not effectively address capacity constraints or system failures, our business, results of operations and financial condition could be harmed substantially. We also depend on ISPs that provide consumers with access to the websites on which our customers' advertisements appear. Internet users have occasionally experienced difficulties connecting to the Web due to failures of their ISPs' systems. Any disruption in Internet access provided by ISPs or failures by ISPs to handle the higher volumes of traffic expected in the future could materially and adversely affect our revenue.

If we fail to detect click fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our ads from a variety of potential sources. We have regularly refunded revenues that our advertisers have paid to us that were later attributed to click fraud, and we expect to do so in the future. Click fraud occurs when a person or automated software program clicks on an ad displayed on a Web site for a reason other than to view the underlying content. If we are unable to stop this fraudulent activity, these refunds may increase. If we find new evidence of past fraudulent clicks we may issue refunds retroactively of amounts previously paid to our network of advertisers. This would negatively affect our profitability, and these types of fraudulent activities could hurt our brands. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers. This could lead the advertisers to become dissatisfied with our advertising programs, which could lead to a loss of advertisers and revenues and potentially litigation.

We could lose customers or advertising inventory if we fail to measure impressions and clicks on advertisements in a manner that is acceptable to our advertisers and web publishers.

We earn revenue from advertisers and make payments to Web publishers based on the number of impressions and clicks from advertisements delivered on our networks of websites and email lists. Advertisers’ and Web publishers’ willingness to use our products and services and join our networks will depend on the extent to which they perceive our measurements of impressions and clicks to be accurate and reliable. Advertisers and Web publishers often maintain their own technologies and methodologies for counting impressions and clicks, and from time to time we have had to resolve differences between our measurements and theirs. Any significant dispute over the proper measurement of user responses to advertisements could cause us to lose customers or advertising inventory.

Index spammers could harm the integrity of our Web search results, which could damage our reputation and cause our users to be dissatisfied with our products and services.

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate our Web search results. Although they cannot manipulate our results directly, “index spammers” can manipulate our suppliers like Ask.com, Gigablast.com or Wisenut.com, which can result in our search engine pages producing poor results. We take this problem very seriously because providing relevant information to users is critical to our success. If our efforts to combat these and other types of manipulation are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

Our business is subject to a variety of U.S. and foreign laws that could subject us to claims or other remedies based on the nature and content of the information searched or displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms and online gambling, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party Web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. The United States Congress also currently has legislation pending regarding privacy and data security measures (e.g., S. 495, the "Personal Data Privacy and Security Act of 2007"). Any failure by us to comply with applicable federal, state and foreign laws and the requirements of regulatory authorities may result in, among other things, indemnification liability to our customers and the advertising agencies we work with, administrative enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability. Recently, class action lawsuits have been filed alleging violations of privacy laws by ISPs. The European Union's directive addressing data privacy limits our ability to collect and use information regarding Internet users. These restrictions may limit our ability to target advertising in most European countries. Our failure to comply with these or other federal, state or foreign laws could result in liability and materially harm our business. Any failure on our part to comply with existing or future regulations may subject us to additional liabilities.

If the technology that we currently use to target the delivery of online advertisements and to prevent fraud on our networks is restricted or becomes subject to regulation, our expenses could increase and we could lose customers or advertising inventory.

Web sites typically place small files of non-personalized (or “anonymous”) information, commonly known as cookies, on an Internet user’s hard drive, generally without the user’s knowledge or consent. Cookies generally collect information about users on a non-personalized basis to enable Web sites to provide users with a more customized experience. Cookie information is passed to the Web site through an Internet user’s browser software. We currently use cookies to track an Internet user’s movement through the advertiser’s Web site and to monitor and prevent potentially fraudulent activity on our network. Most currently available Internet browsers allow Internet users to modify their browser settings to prevent cookies from being stored on their hard drive, and some users currently do so. Internet users can also delete cookies from their hard drives at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies; legislation (including, but not limited to, Spyware legislation pending in the United States Congress such as H.R. 964, the “Spy Act”, H.R. 1525, the I-SPY Prevention Act of 2007, and S. 1625, the “Counter Spy Act”) has been introduced in some jurisdictions to regulate the use of cookie technology; and the New York State Office of the Attorney General has commenced and, in some cases settled, actions against online advertisers in connection with their use of “adware” and spyware. Such legislation, regulation and related legal actions could hinder growth in the use of the Web generally and could decrease the acceptance of the Web as a communications, commercial and advertising medium. The effectiveness of our technology could be limited by any reduction or limitation in the use of cookies. If the use or effectiveness of cookies were limited, we would have to switch to other technologies to gather demographic and behavioural information. While such technologies currently exist, they are substantially less effective than cookies. We would also have to develop or acquire other technology to prevent fraud. Replacement of cookies could require significant reengineering time and resources, might not be completed in time to avoid losing customers or advertising inventory, and might not be commercially feasible. Our use of cookie technology or any other technologies designed to collect Internet usage information may subject us to litigation or investigations in the future. Any litigation or government action against us could be costly and time-consuming, could require us to change our business practices and could divert management’s attention.

Increased regulation of the Internet may adversely affect our business.

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. The enactment of any additional laws or regulations in Canada, Europe, Asia or the United States, or any state or province of the United States or Canada may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. We believe our employee relations are good. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If a collective bargaining unit is certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Possible future exercise of warrants and options could dilute existing and future shareholders.

As at October 26, 2007, we had 646,392 warrants and 1,228,378 stock options outstanding. As at October 26, 2007, the exercise prices of a portion of our outstanding options but none of our outstanding warrants, issued are lower than the market price of our Common Shares. When the market value of the Common Shares is above the respective exercise prices of all options and warrants, their exercise could result in the issuance of up to an additional 1,874,770 Common Shares. To the extent such shares are issued, the percentage of our Common Shares held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of the shares of Common Shares, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of Common Shares or securities convertible into or exercisable for shares of Common Shares, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Shares held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ Common Shares.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of the our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

The Company has never declared or paid dividends on its shares of Common Shares. The Company currently intends to retain any earnings to support its working capital requirements and growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account various factors, including the Company’s financial condition, operating results, current and anticipated cash needs and plans for expansion.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces, changing technologies, to enhance existing solutions and to develop and introduce a variety of new solutions to address our customers' and Web publisher partners' changing demands. The introduction of new products and services embodying new technologies and the emergence of new industry standards and practices can render existing products and services obsolete and unmarketable or require unanticipated technology investments. In addition, an increase in the bandwidth of Internet access resulting in faster data delivery may precipitate new products and services that will better take advantage of this expansion in delivery capability. If we fail to adapt successfully to such developments, we could lose customers or advertising inventory. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely or cost-effective basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. Any new solution or enhancement that we develop will need to meet the requirements of our current and prospective customers and may not achieve significant market acceptance. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secrets, copyrights, trademarks, patents, confidentiality procedures, licensing arrangements and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. Third-party software providers could copy or otherwise obtain and use our technologies without authorization or develop similar technologies independently which may infringe upon our proprietary rights. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights, and may lose competitive position in the market before we do. Where we are able to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property claims, such steps could involve litigation which could be costly and could divert management’s attention. In addition, competitors may design around our technologies or develop competing technologies or challenge the validity of such proprietary rights. Intellectual property protection may also be unavailable or limited in some foreign countries. Despite our efforts, unauthorized parties may attempt to disclose, obtain or use our products and services or technologies. Our precautions may not prevent misappropriation of our products, services or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in Canada and the United States.

To the extent our net revenues are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value of the net revenues in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates were to change unfavourably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavourable change would be diminished. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

Our future growth significantly depends to a high degree on our ability to successfully commercialize the Copernic Desktop Search® product, and any failure or delays in that commercialization would adversely affect our business and results of operations.

On December 22, 2005, we completed our acquisition of Copernic Technologies Inc., which we believe positioned the Company as a leader in search technologies and applications and as a multi-channel online marketing services provider. We have high expectations for the Copernic Desktop Search®(CDS) award-winning product. Any failure or significant delay in successfully commercializing the CDS product could adversely affect our business and results of operations.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” "estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ Capital Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. Developments in the SEC inquiry, purported class action litigation or related events could have a negative impact on the Company, increase Company expenses or cause events or results to differ from current expectations.  For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s Web site atwww.copernic-inc.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of Management,
Montreal, Canada
November 8, 2007

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness, design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2006. The evaluation considered the procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported in the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and communicate to our management as appropriate to allow discussions regarding required disclosure. Upon such review, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2007.

Changes in Internal Control Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the three and nine-month periods ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting. No such significant changes were identified through their evaluation.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Copernic Inc.
Interim Consolidated Balance Sheets

(unaudited) (expressed in U.S. dollars)

	As at September 30, 2007	As at December 31, 2006
	$	$
Assets

Current assets
Cash and cash equivalents	7,667,091	2,379,617
Temporary investments	-	5,591,842
Accounts receivable	982,325	2,734,172
Income taxes receivable	294,937	110,002
Prepaid expenses	309,187	261,885

	9,253,540	11,077,518

Investments	150,000	150,000

Property and equipment	566,189	503,828

Intangible assets	4,814,098	6,190,298

Goodwill	15,417,844	15,417,844

	30,201,671	33,339,488

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,724,556	2,289,686
Deferred revenue	226,112	227,660
Deferred rent	13,586	12,273
Income tax payable	8,100	8,100
Current portion capital lease obligations (note 7)	53,953	-
Liabilities of discontinued operations (note 9)	-	6,253

	2,026,307	2,543,972

Capital lease obligations (note 7)	113,118	-
Future income taxes	1,447,339	1,900,866

Commitments (note 13)

Shareholders’ Equity

Capital stock (note 4)
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,637,531 common shares (14,340,864 in 2006)	96,556,485	95,298,234

Additional paid-in capital	5,608,934	5,706,183

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(76,111,649)	(72,670,904)

	26,614,907	28,894,650

	30,201,671	33,339,488

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Interim Consolidated Statements of Operations

(unaudited) (expressed in U.S. dollars)

	For the nine months ended September 30		For the three months ended September 30
	2007	2006	2007	2006
	$	$	$	$
Revenues (note 5)	6,462,056	6,029,981	1,866,606	1,891,068

Cost of revenues (note 6)	2,092,647	1,785,181	551,032	530,729

Gross Margin	4,369,409	4,244,800	1,315,574	1,360,339

Expenses
Marketing, sales and services	1,417,291	1,347,760	447,089	430,849
General and administration	3,670,863	2,967,084	970,195	892,428
Product development and technical support	1,764,580	1,924,527	553,321	615,926
Amortization of property and equipment	183,289	129,224	65,655	45,198
Amortization of intangible assets	1,479,902	1,579,095	495,531	528,538
Interest and other income	(327,105)	(312,972)	(89,848)	(116,853)
Loss (gain) on foreign exchange	73,907	133,595	1,741	(1,633)
Write-downs and settlement costs (note 8)	-	1,683,238	-	1,683,238

	8,262,727	9,451,551	2,443,684	4,077,691

Loss from continuing operations before income taxes	(3,893,318)	(5,206,751)	(1,128,110)	(2,717,352)

Recovery of future income taxes	(453,527)	(477,821)	(153,530)	(159,274)
Current income taxes	954	(4,876)	136	(4,876)
Loss from continuing operations	(3,440,745)	(4,724,054)	(974,716)	(2,553,202)

Results of discontinued operations, net of income taxes (note 9)	-	34,500	-	4,928

Net loss for the period	(3,440,745)	(4,689,554)	(974,716)	(2,548,274)
Basic and diluted loss per share from continuing operations	(0.24)	(0.33)	(0.07)	(0.18)
Basic and diluted loss per share from discontinued operations	0.00	0.00	0.00	0.00
Basic and diluted net loss per share	(0.24)	(0.33)	(0.07)	(0.18)

Weighted average number of shares outstanding -basic and diluted	14,540,416	14,340,864	14,637,531	14,340,864

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Interim Consolidated Statements of Shareholders’ Equity

(unaudited) (expressed in U.S. dollars)

	Number of common shares	Common shares	Additional paid-in Capital	Accumulated Other Comprehensive Income	Accumulated deficit	Total
		$	$	$	$	$
Balance, December 31, 2006	14,340,864	95,298,234	5,706,183	561,137	(72,670,904)	28,894,650
Stock-based compensation			231,508			231,508
Comprehensive income:
Net loss for the period					(3,440,745)	(3,440,745)
Comprehensive income					(3,440,745)	(3,440,745)
Options exercised	296,667	1,258,251	(581,993)			676,258
Options which conditions have changed (note 4)			253,236			253,236

Balance, September 30, 2007	14,637,531	96,556,485	5,608,934	561,137	(76,111,649)	26,614,907

	Number of common shares	Common shares	Additional paid-in Capital	Accumulated Other Comprehensive Income	Accumulated deficit	Total
		$	$	$	$	$
Balance, December 31, 2005	14,340,864	95,298,234	5,249,902	370,369	(68,401,524)	32,516,981
Stock-based compensation			389,578			389,578
Comprehensive income:
Net loss for the period					(4,689,554)	(4,689,554)
Foreign currency translation adjustments for the period				190,768		190,768
Comprehensive income				190,768	(4,689,554)	(4,498,786)

Balance, September 30, 2006	14,340,864	95,298,234	5,639,480	561,137	(73,091,078)	28,407,773

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Interim Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars)

	For the nine months ended		For the three months ended
	September 30		September 30
	2007	2006	2007	2006
	$	$	$	$
Cash flows from (used for)

Operating activities
Loss from continuing operations	(3,440,745)	(4,724,054)	(974,716)	(2,553,202)
Adjustments for
Amortization of property and equipment	183,289	129,224	65,655	45,198
Amortization of intangible assets	1,479,902	1,579,095	495,531	528,538
Employee stock-based compensation	484,744	389,578	109,484	124,333
Future income taxes	(453,527)	(477,821)	(153,530)	(159,274)
Write-down of property and equipment	-	9,813	-	9,813
Write-down of intangible assets	-	403,425	-	403,425
Write-down of investment	-	570,000	-	570,000
Unrealized loss on foreign exchange	12,013	1,151	10,424	(571)
Net change in non-cash working capital items	964,970	1,806,717	287,127	1,100,337

Cash from (used for) operating activities from continuing operations	(769,354)	(312,872)	(160,025)	68,597
Cash from (used for) operating activities from discontinued operations	-	(74,552)	-	644

	(769,354)	(387,424)	(160,025)	69,241

Investing activities
Reimbursement related to Copernic Technologies Inc. business acquisition	-	379,382	-	63,839
Purchase of intangible assets	(67,170)	(43,027)	(5,783)	(18,384)
Purchase of property and equipment	(144,102)	(49,591)	(7,348)	(13,250)
Net decrease (increase) in temporary investments	5,591,842	978,991	1,520,712	(3,034,321)

Cash from (used for) investing activities from continuing operations	5,380,570	1,265,755	1,507,581	(3,002,116)

Financing activities
Issuance of capital stock	676,258	-	-	-

Cash from financing activities from continuing operations	676,258	-	-	-

Effect of foreign exchange rate changes on cash and cash equivalents	-	110,760	-	-

Net change in cash and cash equivalents during the period	5,287,474	989,091	1,347,556	(2,932,875)

Cash and cash equivalents - Beginning of period	2,379,617	4,501,201	6,319,535	8,423,167

Cash and cash equivalents - End of period	7,667,091	5,490,292	7,667,091	5,490,292
Cash and cash equivalents comprise:
Cash	1,859,559	376,800	1,859,559	376,800
Short-term investments	5,807,532	5,113,492	5,807,532	5,113,492
	7,667,091	5,490,292	7,667,091	5,490,292

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Interim Consolidated Statements of Cash Flows

(unaudited) (expressed in U.S. dollars)
	For the nine months ended		For the three months ended
	September 30		September 30
	2007	2006	2007	2006
	$	$	$	$
Supplemental cash flow information
Cash paid for interest	2,647	4,727	2,344	32
Cash received for income taxes	954	(44,523)	136	(44,523)

Change in non-cash working capital items:
Decrease (increase) in assets
Accounts receivable	1,751,847	1,932,408	141,910	144,484
Income taxes receivable	(184,935)	373,948	(84,794)	6,226
Prepaid expenses	(30,324)	(150,194)	137,392	219,193
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	(571,383)	(331,112)	134,412	745,989
Income taxes payable	-	(418)	-	-
Deferred rent	1,313	11,084	600	1,644
Deferred revenue	(1,548)	(28,999)	(42,393)	(17,199)
Net change in non-cash working capital items	964,970	1,806,717	287,127	1,100,337

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

1. Interim financial information

The financial information as at September 30, 2007 and for the three and nine-month periods ended September 30, 2007 are unaudited. In the opinion of management, all adjustments necessary to fairly present the results of this period has been included. The adjustments made were of a normal-recurring nature. These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The financial statements follow the same accounting policies and methods of their application as the audited financial statements for the year ended December 31, 2006. The results of operations for the three and nine-month periods ended September 30, 2007 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2006.

2. Change in Accounting Policies

a) Changes affecting the first quarter of 2007

Effective January 1, 2007, the Company adopted the following three new Handbook sections issued by the Canadian Institute of Chartered Accountants (“CICA”), Section 1530 “Comprehensive Income”, Section 3855 “Financial Instruments - Recognition and Measurement”, and Section 3865 “Hedges”.

Section 3855, “Financial Instruments - Recognition and Measurement” requires all financial instruments to be recorded initially at fair value. Financial instruments include financial assets, financial liabilities, derivatives and embedded derivatives. The Section also requires all financial instruments to be classified as either held-to-maturity, loans and receivables, held for trading, or available-for-sale. The held-to-maturity classification is restricted to fixed maturity instruments that the Company intends and is able to hold to maturity. Loans and receivables and held-to-maturity investments are accounted for at amortized cost. Securities that are acquired for selling in the near term are classified as held for trading and are accounted for at fair value with realized and unrealized gains and losses reported in net income. The remaining financial instruments are classified as available-for-sale and are measured at fair value with unrealized gains and losses reported in a new category in shareholders’ equity called other comprehensive income. Once the gains and losses become realized, they are recognized in income.

Section 3865, “Hedges” which replaces AcG-13 “Hedging Relationships” establishes standards for when and how hedge accounting may be applied. Consistent with Section 3855, it requires that all derivatives, including hedges, be measured at fair value. Changes in the fair value of a derivative which hedges the Company’s exposure that the fair value of an asset or liability will change due to a particular risk are recognized in net income together with those of the respective offsetting hedged item. However, changes in the fair value of a derivative which hedges the Company’s exposure to changing cash flows are accumulated in other comprehensive income until the transaction being hedged affects net income. As the Company does not have any hedging relationships, this Section has no impact on its financial statements.

Section 1530, “Comprehensive Income”, a new category in the shareholders’ equity statement, includes net income for the period, unrealized gains and losses on available-for-sale securities, changes in fair market value of derivative instruments designated as cash flow hedges and foreign currency translation adjustments of self-sustaining foreign operations, all net of income taxes.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

The only impact of adopting these recommendations is as follows:

A reclassification in the consolidated statements of shareholders’ equity of amounts presented under foreign currency translation of self-sustaining foreign operations to accumulated other comprehensive income.

b) Changes effective June 30, 2007:

Convertible and Other Debt Instruments with Embedded Derivatives (“EIC-164”)

EIC-164 addresses the situation where a company issues a debt instrument that is convertible at any time at the holder’s option into a fixed number of common shares. Upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The instrument may also permit the issuer to redeem the instrument prior to maturity, and/or permit the holder to force the issuer to redeem the instrument prior to maturity. This Abstract provides guidance on various issues related to such debt instruments.

The accounting treatment in this Abstract should be applied retrospectively to financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after June 30, 2007. The adoption of this Abstract had no impact on the Company’s financial statements.

Accounting by an investor upon a loss of significant influence (“EIC-165”)

Issued in April 2007, EIC-165 addresses the situation of how an investor that loses significant influence in an investee should account for the amount the investor has in its accumulated other comprehensive income (OCI) for its proportionate share of the investee’s equity adjustment for OCI. The amount recorded by the investor in accumulated OCI for the investor’s proportionate share of an investee’s equity adjustments for OCI should be deducted from or added to the carrying value of the investment at the time significant influence is lost. To the extent that the adjustment results in a carrying value of the investment that is less than zero, an investor should reduce the carrying value of the investment to zero and record the remaining balance in net income.

The accounting treatment in this Abstract should be applied retrospectively, with restatement of prior periods, to all financial statements for interim and annual reporting periods ending June 30, 2007. The adoption of this Abstract had no impact of the Company’s financial statements.

c) Future accounting changes:

CICA Section 1535 - Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535 - Capital Disclosures. The new accounting standard requires disclosure of information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements. This Handbook Section is effective for interim and annual periods beginning on or after October 1, 2007. The Company is currently evaluating the impact of adopting this new Section.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

CICA Section 3862 – Financial Instruments – Disclosures
CICA Section 3863 – Financial Instruments – Presentation

In December 2006, the CICA issued Handbook Section 3862 and 3863 that provide additional guidance regarding disclosure of the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. These Handbook Sections are also effective for interim and annual periods beginning on or after October 1, 2007. The Company is currently evaluating the impact of adopting these new Sections.

Accounting policy choice for transaction costs (“EIC-166”)

Issued in June 2007, EIC-166 addresses whether the entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than held for trading. This Abstract mentions that the same accounting policy choice should be made for all similar financial instruments classified as other than held for trading but that a different accounting policy choice might be made for financial instruments that are not similar. This accounting treatment should be applied retrospectively to transaction costs accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after September 30, 2007. The adoption of this Abstract will not have a significant impact of the Company’s financial statements.

3. Financial Instruments

Financial assets and financial liabilities

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Financial assets

Held for trading

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. In addition, any other financial assets can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. Cash and cash equivalents are classified as held for trading.

Available-for-sale

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income, except for investments in equity instruments that do not have a quoted market price in an active market which should be measured at cost. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in the net income. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net income. Gains and losses realized on disposal of available-for-sale securities are recognized in net income. Investments which are measured at cost, are classified as available-for-sale.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

Held-to-maturity

Securities that have a fixed maturity date and which the Company has positive intention and the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. Temporary investments are classified as held-to-maturity.

Loans and receivables

Loans and receivables are non-derivative financial assets resulting from the delivery of cash or other assets in return for a promise to repay on a specified date, or on demand, usually with interest. Loans and receivables are accounted for at amortized cost using the effective interest rate method. Accounts receivable are classified as loans and receivable.

Financial liabilities

Held for trading

Financial liabilities classified as held for trading include derivative liabilities that are not accounted for as hedging instruments, obligations to deliver financial assets borrowed by a short seller and financial liabilities that are part of a portfolio of identified financial instruments that are managed together with the intention of generating profits in the near term. In addition, any other financial liabilities can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. No liabilities are classified as held for trading.

Other liabilities

Other liabilities are accounted for at amortized cost using the effective interest rate method. Accounts payable are classified as other liabilities.

Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (the “host instrument”). Prior to the adoption of the new standards, embedded derivatives were not accounted for separately from the host instrument except in certain circumstances. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the statement of earnings as an element of financial expenses.

The Company has no embedded derivatives.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

Determination of fair value

The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, fair value is determined by using valuation techniques which refer to observable market data.

Comprehensive income

Comprehensive income is composed of the Company’s net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, changes in the fair market value of derivative instruments designated as cash flow hedges and foreign currency translation adjustments of self-sustaining foreign operations, all net of income taxes. The components of comprehensive income are presented in the statement of shareholders’ equity.

4. Capital stock

a) Stock options and warrants

Information with respect to stock option activity and warrants for the period ended September 30, 2007 is as follows:

	Options		Warrants
	Number of Options	Weighted average exercise price $	Number of Warrants	Weighted average exercise price $
Outstanding as of December 31, 2006	682,232	2.84	646,392	15.60
Granted	906,935	2.43	-	-
Exercised	(296,667)	2.28	-	-
Forfeited	(59,037)	4.15	-	-
Outstanding as of September 30, 2007	1,233,463	2.61	646,392	15.60

b) Granting, exercising and cancellation of stock options

In January 2007, in connection with a termination agreement of an officer, the conditions for 238,000 options changed. These changes represented an additional non-cash items expenses for employee stock-based compensation of $253,236.

On January 23, 2007, the Company granted to officers and employees 70,500 and 21,803 stock options respectively at an exercise price of $5.15 expiring in five years.

On February 26, 2007, 10,000 stock options were granted to a new employee, at an exercise price of $4.99 expiring in five years.

On March 29, 2007, the Company granted 2,632 stock options to an employee at an exercise price of $4.75 expiring in five years.

On April 30, 2007, the Company granted 40,000 stock options to a new employee at an exercise price of $5.07 expiring in five years.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

On June 8, 2007, the Company granted 60,000 stock options to directors at an exercise price of $4.24 expiring in five years.

On September 18, 2007, the Company granted 652,000 stock options to officers and employees at an exercise price of $1.74 expiring in five years.

On September 21, 2007, the Company granted 50,000 stock options to two new board members at an exercise price of $1.67 expiring in five years.

As at September 30, 2007, 296,667 stock options were exercised with exercising prices ranging between $1.53 to $2.57 and 59,037 stock options were cancelled

The fair values of the options granted were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life (years)	3.03
Volatility	86.09%
Risk-free interest	4.28%
Dividend yield	nil

The weighted average grant date fair value is $2.44 per option.

c) Stock-based compensation costs

For the three and nine-month periods ended September 30, 2007 and 2006, stock-based compensation charges by department were as follows:

	For the nine months ended		For the three months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	$	$	$	$

General and administration	390,321	320,989	55,365	104,564
Marketing, sales and services	61,693	40,337	24,694	13,864
Product development and technical support	32,730	28,252	29,425	5,905

	484,744	389,578	109,484	124,333

In connection with the resignation of two officers, the Company changed the duration of their option agreements and allowed accelerated vesting options for one of the officers. These changes represented an additional non-cash item expense of $253,236 which was recorded in Q1 2007.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

5. Revenues

	For the nine months ended		For the three months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	$	$	$	$

Search advertising	5,815,255	4,694,097	1,558,961	1,557,298
Graphic advertising	93,287	695,470	14,894	149,419
Software licensing	329,512	256,306	206,268	59,379
Customized development and maintenance support	224,002	384,108	86,483	124,972

	6,462,056	6,029,981	1,866,606	1,891,068

6. Cost of revenues

	For the nine months ended		For the three months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	$	$	$	$

Search advertising payouts	1,815,025	1,267,888	458,332	451,603
Graphic advertising payouts	13,817	209,875	6,872	(25,619)
ISP charges	263,805	307,418	85,828	104,745

	2,092,647	1,785,181	551,032	530,729

7. Capital lease obligations

As at September 30, 2007, future minimum payments under capital lease obligations are as follows:

	As at September 30, 2007	As at December 31, 2006
	$	$

2007	17,417	-
2008	69,668	-
2009	69,668	-
2010	38,124	-
	194,877	-

Less: Interest (Weighted average rate of 10.54%)	27,806	-

Less: Current portion	53,953	-

	113,118	-

Capital lease obligations are secured by hypothecs on related financed assets increased by 25% to cover interests.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

8. Write-downs and settlement costs

	For the nine months ended		For the three months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	$	$	$	$
Class action settlement costs	-	650,000	-	650,000
Class action closure costs	-	50,000	-	50,000
Write-downs of property and equipment and intangible assets	-	413,238	-	413,238
Write-down of investment	-	570,000	-	570,000
	-	1,683,238	-	1,683,238

In Q3 2006, based on its assessment of the fair value of the Company’s assets related to graphic advertising, the Company concluded that its assets related to it had suffered a loss in value and the carrying value of property and equipment and intangible assets were significantly less than its fair value for each of these assets. Therefore, write-downs of $413,238 were recorded to bring them to nil.

In Q3 2006, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment had suffered a loss in value other than a temporary decline due to delays in commercialization of its technology and therefore recorded a write-down of $570,000 to bring it to $150,000.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

9. Discontinued Operations

a) Digital Arrow LLC and High Performance Broadcasting Inc.

In September 2005, following the poor performance of Digital Arrow LLC and High Performance Broadcasting Inc. (“Digital Arrow”) located in Florida, management discontinued its subsidiary’s operations.

Consequently, the results of the operations of Digital Arrow were recorded as discontinued operations and the results of the Company for the periods ended September 30, 2007 and 2006 were reclassified to account for the closure of the subsidiary’s operations. These results are as follows:

	For the nine months ended		For the three months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	$	$	$	$
Revenues	-	-	-	-
Expenses	-	4,157	-	(6,553)
Operating loss before undernoted items	-	(4,157)	-	6,553
Restructuring charges (recovery)	-	(38,657)	-	1,625
Earnings from discontinued operations, net of income taxes	-	34,500	-	4,928

The book value of liabilities of Digital Arrow as at September 30, 2007 and December 31, 2006 is as follows:

	As at September 30, 2007	As at December 31, 2006
	$	$
Current liabilities
Accounts payable and accrued liabilities	-	6,253

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

10. Major customers

Customers from which 10% or more of revenues are derived during the periods, are summarized as follows:

	For the nine months ended		For the three months ended
	September 30, 2007 % of revenue	September 30, 2006 % of revenue	September 30, 2007 % of revenue	September 30, 2006 % of revenue

Customer A	21%	21%	18%	22%
Customer B	14%	12%	17%	14%

	35%	33%	35%	36%

As at September 30, 2007, major customers comprise approximately 32% of net trade accounts receivable as compared to 50% for the corresponding period of the previous year.

11. Segmented information

Following the corporate name change, the Company launched a new corporate image and Web site describing our overall objective of combining our strengths in Web search, media services and innovative software development.

Management decided to follow and measure its operations using two separate segments:

•	Search / Media

•	This segment includes the metasearch and vertical search engines such as:

•	Mamma.com - The Mother of all Search Engines is a search site on the Web that simultaneously searches a variety of engines, directories, and deep content sites.

•	Mamma Health - Focuses its search exclusively on relevant health information by crawling only authoritative, hand picked health sources.

•	Mamma Videos - Find, explore, and view broadband videos from a wide range of topics including TV shows, movies, music, and news from providers across the Web.

•	Mamma Jobs - Provides job seekers free instant access in one single search for job boards, newspapers and associations.

•	This segment also includes our media network consisting of active publishers in the combined search and graphic ad categories which provides online marketing solutions such as:

•	Pay-per-click advertising - Advertisers bid or pay a fixed price for position on search listing advertisements on our own properties as well as within the Copernic Media Solutions™ Publisher Network.

•	Graphic ad network - Allows advertisers to pay a CPM price for graphic ads to be distributed though the Copernic Media Solutions™ Publisher Network.

•	XML search feeds - Copernic Media Solutions™ provides third party’s content, whether commercial or non-commercial search result listings.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

•	Software

•	This segment includes various sophisticated technology such as:

•
 Copernic Desktop Search® - Software that allows to find files and emails with the power of a search engine right on a desktop. With the Company’s new mobile plug-in, PC files can be accessed by mobile devices.

•	Copernic Agent® - An Internet search and tracking tool software.

•	Copernic Tracker® - A software that keeps users up to date with what is new on the Web.

•	Copernic Summarizer® - Creates concise document summaries of any file or Web page to save users time spent reading, without missing any important information.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

11. Segmented information (continued)

	For the nine months ended
	September 30, 2007
	Search/Media	Software	Total
	$	$	$
Revenues	5,908,542	553,514	6,462,056

Costs of revenues	2,092,647	-	2,092,647
Marketing, sales and services	826,234	591,057	1,417,291
Product development and technical support	727,847	1,036,733	1,764,580
Amortization of property and equipment	84,433	98,856	183,289
Amortization of intangible assets	27,853	1,452,049	1,479,902
Segmented operating income (loss)	2,149,528	(2,625,181)	(475,653)

Unallocated expenses
General and administration expenses, interests and loss on foreign exchange			3,417,665
Loss from continuing operations before income taxes			(3,893,318)

	For the nine months ended
	September 30, 2006
	Search/Media	Software	Total
	$	$	$
Revenues	5,389,567	640,414	6,029,981

Costs of revenues	1,785,181	-	1,785,181
Marketing, sales and services	1,117,206	230,554	1,347,760
Product development and technical support	865,374	1,059,153	1,924,527
Amortization of property and equipment	64,024	65,200	129,224
Amortization of intangible assets	151,941	1,427,154	1,579,095
Write-downs of property and equipment and intangible assets	413,238	-	413,238
Segmented operating income (loss)	992,603	(2,141,647)	(1,149,044)

Unallocated expenses
General and administration expenses, interests, loss on foreign exchange, write-down of investment and settlement costs			4,057,707
Loss from continuing operations before income taxes			(5,206,751)

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

	For the three months ended
	September 30, 2007
	Search/Media	Software	Total
	$	$	$
Revenues	1,573,855	292,751	1,866,606

Costs of revenues	551,032	-	551,032
Marketing, sales and services	274,818	172,271	447,089
Product development and technical support	231,639	321,682	553,321
Amortization of property and equipment	28,470	37,185	65,655
Amortization of intangible assets	8,443	487,088	495,531
Segmented operating income (loss)	479,453	(725,475)	(246,022)

Unallocated expenses
General and administration expenses, interests and loss on foreign exchange			882,088
Loss from continuing operations before income taxes			(1,128,110)

	For the three months ended
	September 30, 2006
	Search/Media	Software	Total
	$	$	$
Revenues	1,706,717	184,351	1,891,068

Costs of revenues	530,729	-	530,729
Marketing, sales and services	332,913	97,936	430,849
Product development and technical support	248,124	367,802	615,926
Amortization of property and equipment	22,175	23,023	45,198
Amortization of intangible assets	52,062	476,476	528,538
Write-downs of property and equipment and intangible assets	413,238	-	413,238
Segmented operating income (loss)	107,476	(780,886)	(673,410)

Unallocated expenses
General and administration expenses, interests gain on foreign exchange, write-down of investment and settlement costs			2,043,942
Loss from continuing operations before income taxes			(2,717,352)

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

12. Related Party transactions

The Company entered into a consulting agreement with a company owned by a current director pursuant to which he provides services to the Company as an Executive Chairman. These transactions are in the normal course of operations and are measured at the exchange amount which represents the amount of consideration established and agreed to by the related parties.

	For the nine months ended		For the three months ended
Services rendered	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	$	$	$	$

Company owned by a current director	80,937	114,746	30,790	25,698

Amount payable as at:	September 30, 2007	September 30, 2006
	$	$
Company owned by a current director	12,314	9,080

13. Commitments

a) Lease commitments

The Company is committed under operating lease agreements and other commitments. Future minimum payments under these leases as of September 30, 2007 are as follows:

Years	$
2007	258,000
2008	573,000
2009	165,000
2010	54,000
2011	33,000
Thereafter	22,000

b) Other commitments

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, and officers and former directors, officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

On June 7, 2007, the Company retained ThomasLloyd Capital LLC (“ThomasLloyd Capital”) as its financial and investment banking advisor.  In consideration for these services, the Company has committed to pay ThomasLloyd Capital a monthly fee of $5,000 for seven months beginning June 1, 2007, plus a success fee of the greater of $1,000,000 (but in no event shall such amount exceed 3% of the transaction value) or 2% of the transaction value but in no event to exceed $2,000,000 (less any amounts previously paid as monthly fees) plus an additional fee of $200,000, credited against the above fees payable upon delivery of a fairness opinion.

14. Comparative figures

Certain comparative figures have been reclassified to conform with the current periods’ presentation.

15. United States generally accepted accounting principles (“U.S. GAAP”)

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

The effects of the cumulative adjustments on the interim consolidated balance sheets of the Company are as follows:

	September 30, 2007	December 31, 2006
	$	$
Capital Stock
Capital stock in accordance with Canadian GAAP	96,556,485	95,298,234
Reduction of stated capital (a)	16,769,570	16,769,570
Capital stock in accordance with U.S. GAAP	113,326,055	112,067,804
Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,608,934	5,706,183
Stock-based compensation cost (b)
Cumulative effect of prior years	1,037,690	1,037,690
Additional paid-in capital in accordance with U.S. GAAP	6,646,624	6,743,873

Accumulated other comprehensive income	561,137	561,137
Accumulated deficit
In accordance with Canadian GAAP	(76,111,649)	(72,670,904)
Reduction of stated capital to deficit (a)	(16,769,570)	(16,769,570)
Stock-based compensation costs (b)
Cumulative effect of prior years	(1,037,690)	(1,037,690)
Accumulated deficit in accordance with U.S. GAAP	(93,918,909)	(90,478,164)
Total shareholders’ equity in accordance with U.S. GAAP	26,614,907	28,864,650

Copernic Inc.
Notes to Interim Consolidated Financial Statements

(unaudited) (expressed in U.S. dollars)

(a) Reduction of stated capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

(b) Stock-based compensation costs

In 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there is no longer any differences between the Company’s net result under U.S. GAAP as compared to Canadian GAAP.

For all fiscal years prior to 2003, under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost was recognized.